# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AYRO, Inc., CIK 0001086745
CUSIP: 054748306
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 900 E. Old Settlers Boulevard, Suite 100, Round Rock, Texas (TX), 78664
Date of event which requires filing of this statement: 07/29/2025
Filed by CIK 0002076786
Persons authorized to receive notices and communications: Diveroli Investment Group LLC, 848 Brickell Ave., Suite PH5, Miami, Florida (FL), 33131, 305-202-0630

## Reporting persons
- Diveroli Investment Group LLC (CIK 0002076786): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 54,000; sole dispositive power 0; shared dispositive power 54,000; aggregate amount beneficially owned 54,000 (9.9407% of the class)
  Comment: Based on approximately 543,217 shares of common stock, $0.0001 par value per share, issued and outstanding as of July 29, 2025 as disclosed in that certain AYRO, Inc. press release, dated June 24th, 2025. Reported shares are held in the name of Kingbird Ventures LLC, and Diveroli Investment Group LLC is its authorized representative.
- Kingbird Ventures LLC (CIK 0002076783): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 54,000; sole dispositive power 0; shared dispositive power 54,000; aggregate amount beneficially owned 54,000 (9.9407% of the class)
  Comment: Based on approximately 543,217 shares of common stock, $0.0001 par value per share, issued and outstanding as of July 29, 2025 as disclosed in that certain AYRO, Inc. press release, dated June 24th, 2025. Reported shares are held in the name of Kingbird Ventures LLC, and Diveroli Investment Group LLC is its authorized representative.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: AYRO, Inc.
Address of issuer's principal executive offices: 900 E. Old Settlers Boulevard, Suite 100, Round Rock, Texas (TX), 78664

## Item 2. Identity and Background
Name of person filing: Diveroli Investment Group LLC and Kingbird Ventures LLC (the "Reporting Persons"),
Residence or business address: The Reporting Persons have a business address of 848 Brickell Ave., Suite PH5, Miami, FL, 33131
Present principal occupation or employment: Reported shares are held in the name of Kingbird Ventures LLC, and Diveroli Investment Group LLC is its authorized representative.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Diveroli Investment Group is a Delaware limited liability company. Kingbird Ventures LLC is a Wyoming limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons have utilized certain investment funds in their possession as the consideration for the acquisition of shares common stock of the Issuer as disclosed in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: As the holders of a significant interest in the Issuer, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons from time to time intends to review their investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the shares of common stock of the Issuer (the "Shares") in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 54,000 shares of common stock, $0.0001 par value per share, which constitutes a beneficial ownership percentage of 9.9407 % as of the date of this Schedule 13D. Based on approximately 543,217 shares of common stock, $0.0001 par value per share, issued and outstanding as of July 29, 2025 as disclosed in that certain AYRO, Inc. press release, dated June 24th, 2025. Reported shares are held in the name of Kingbird Ventures LLC, and Diveroli Investment Group LLC is its authorized representative.
Number of shares as to which each person has sole or shared power to vote or dispose: 54,000 shares of common stock, $0.0001 par value per share.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EXHIBIT 99.1 JOINT FILING AGREEMENT

## Signatures
- Diveroli Investment Group LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (07/29/2025)
- Kingbird Ventures LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (07/29/2025)